Exhibit 99.1

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, TORONTO, ONTARIO, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol:	NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:	67.766 million
Fully Diluted:	92.410 million
52-Week Trading Range:	C$0.13 - $1.23

– NEWS RELEASE –

Manicouagan Intercepts 2.34% Nickel and 0.97% Copper over 5.47 metres in First Hole Drilled on HPM/Forgues Property

TORONTO, August 6th, 2008 – Pure Nickel Inc. (TSX-NIC, OTCBB-PNCKF) is pleased to report that the Optionee of its HPM/Forgues property, Manicouagan Minerals Inc. (TSXV – MAM) announced today assay results for the first two drill holes from its ongoing diamond drill program on the HPM/Forgues property in Mid-North Quebec. Two confirmatory drill holes were completed to verify past results reported by Xstrata Nickel (formerly Falconbridge Limited) in 2001 and Rockwell Ventures in 2002 (see Manicouagan Press Releases dated July 15, April 23 and February 21, 2008).

HPM-08-01 drilled in the vicinity of drill hole F151-01, intersected a 5.47 metre interval of massive sulphides between 78.60 metres and 84.70 metres downhole which assayed 2.34% nickel and 0.97% copper.

HPM-08-02 drilled from the same set-up intersected a 7.47 metre interval of massive sulfides and mineralized gabbronorite from 87.79 metres to 95.26 metres downhole which assayed 1.59% nickel and 0.76% copper. Results are tabulated below:

Hole ID	Sample No.	From	To	Length	Ni	Cu	Co
		(m)	(m)	(m)*	(%)	(%)	(ppm)
					(ppm)	(ppm)
HPM-08-01	264122	78.60	79.22	0.62	2.49	1.30	1260
HPM-08-01	264123	79.22	79.82	0.60	2.49	2.19	1230
HPM-08-01	264124	79.82	80.42	0.60	2.57	0.78	1270
HPM-08-01	264125	80.42	81.00	0.58	2.23	0.94	1350
HPM-08-01	264126	81.00	81.70	0.70	2.28	0.62	1190
HPM-08-01	264127	81.70	82.43	0.73	2.12	0.80	1230
HPM-08-01	264128	82.43	82.87	0.44	2.41	0.62	1260
HPM-08-01	264129	82.87	83.45	0.58	2.38	0.68	1210
HPM-08-01	264130	83.45	84.07	0.62	2.16	0.78	1150
HPM 08 01	Interval	78.60	84.07	5.47	2.34	0.97	1237

HPM-08-02	264136	87.79	88.13	0.34	2.20	1.97	1390
HPM-08-02	264137	88.13	88.95	0.82	(1340)**	(560)**	100
HPM-08-02	264138	88.95	89.45	0.50	2.48	1.08	1410
HPM-08-02	264139	89.45	89.85	0.40	2.18	0.79	1150
HPM-08-02	264140	89.85	90.46	0.61	RP	RP	RP
HPM-08-02	264141	90.46	91.01	0.55	2.18	1.13	1150
HPM-08-02	264142	91.01	91.69	0.68	2.08	2.25	1220
HPM-08-02	264143	91.69	91.82	0.13	(2860)**	(3410)**	140
HPM-08-02	264144	91.82	92.24	0.42	1.96	1.01	1120
HPM-08-02	264145	92.24	92.91	0.67	2.05	0.86	1230
HPM-08-02	264146	92.91	93.07	0.16	(4620)**	(1470)**	240
HPM-08-02	264147	93.07	93.52	0.45	2.51	(3110)**	1230
HPM-08-02	264148	93.52	93.91	0.39	0.83	0.99	360
HPM-08-02	264149	93.91	94.55	0.64	2.27	(2780)**	1180
HPM-08-02	264150	94.55	94.74	0.19	(1580)**	(200)**	120
HPM-08-02	264151	94.74	95.26	0.52	2.01	(3020)**	1160
HPM 08 02	Interval	87.79	95.26	7.47	1.59	0.76	885

*True width unknown
**Trace element analysis results used to calculate intercept values pending receipt of assay results
RP: Results pending, zero value was used to calculate intercept

All samples were also analyzed for gold, platinum and palladium which in certain instances are present in insignificant amounts.

A composite drill section showing Manicouagan's drill holes HPM-08-01 and HPM-08-02 together with the past results reported by Xstrata Nickel and Rockwell Ventures is attached and is also available at www.manicouaganminerals.com.

The HPM/Forgues property is located some 160 kilometres east-southeast of the Mouchalagane Nickel/Copper/PGE property. It is situated in NTS 22 O/11and 22 O/12 and lies just east of highway 389, which runs between Baie-Comeau and Fermont, Quebec.

Manicouagan has an option agreement with Pure Nickel Inc. pursuant to which it can earn up to a 70% interest in 39 mining claims forming the HPM/Forgues property optioned from Pure Nickel as well as any additional claims acquired by either party within a five kilometre radius of the outer boundaries of the 39 claims. Xstrata Nickel retains certain back-in and other rights with respect to the HPM/Forgues property. Full details of the option agreement with Pure Nickel and the rights of Xstrata are set out in Manicouagan's Press Release of November 6, 2007.

Since acquiring the option in 2007 Manicouagan has map staked an additional 246 claims in the vicinity of the HPM/Forgues property.

Diamond drilling is continuing at HPM/Forgues to follow-up and expand upon significant nickel-copper mineralization that was intersected during a program of limited drill testing by Xstrata Nickel in 2001 and Rockwell Ventures in 2002. Manicouagan expects to complete approximately 6,000 metres of drilling during this summer's field programs on HPM/Forgues and its other Mid-North Quebec exploration properties. A sketch showing the location of Manicouagan's Mid-North Quebec exploration properties is attached and is also available at www.manicouaganminerals.com.

Final results from the recently completed 6,400 line kilometre AeroTEM II (airborne electromagnetic and magnetic) survey (See Manicouagan Press Releases of May 14, 2008 and April 23, 2008) remain pending. Preliminary results indicate the presence of numerous conductors on the property, which are currently being prospected and prioritized for grid emplacement to facilitate ground geophysical surveys and to define potential drill targets. The priority areas are within the 138.56 square kilometre HPM/Forgues Nickel property as well as the 247 square kilometre Mouchalagane Nickel/Copper/PGE property. In addition, the existing grid on the Falconbridge/Rockwell Ventures occurrence has been brushed out and ground geophysical surveys are in progress.

Gold, platinum and palladium concentrations are determined by fire assay using a 30 gram split mixed with fire assay fluxes and fused at 1100ºC for one hour. After cooling the lead button is separated from the slag and cupelled at 960ºC to recover the silver (doré bead) plus gold, platinum and palladium. The silver doré bead is digested in hot (95ºC) nitric and hydrochloric acid. After cooling for 2 hours the sample solution is analyzed for gold, platinum and palladium by ICP/OES. Nickel, copper and cobalt concentrations are first determined by AAS initially using a 1 gram sample digested in aqua regia. In those samples where any one of the nickel, copper or cobalt concentrations as determined exceed 5,000 parts per million (equivalent to 0.5%) samples are assayed for nickel, copper and cobalt by using a 0.5 gram sample using a four acid digestion with hydrofluoric, nitric, perchloric and hydrochloric acids. Analytical services are provided by TSL Laboratories of Saskatoon a full description of the laboratory's analytical procedures may be viewed on their website at www.tsllabs.com.

Exploration programs on the HPM/Forgues and the Company's Mid-North Quebec properties are being carried out under the direct supervision of Francois Bissonnette, P.Geo., Senior Project Geologist.

Manicouagan's exploration programs are being carried out under the supervision of Rod Thomas, Vice President - Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and is a "Qualified Person" as defined in National Instrument 43-101.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE projects in Canada and Alaska. The Company's 2008 exploration program is underway on multiple properties and is fully funded.

About Manicouagan Minerals Inc.:

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of Canadian exploration properties including the Brabant Lake Zinc/Copper deposit in Saskatchewan and the Mouchalagane Nickel/Copper/PGE project in Quebec

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks. The following are important factors that could cause the Company's actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President & CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com

GRID SOUTH (231°)
GRID NORTH (051°)
HPM08-02
HPM08-01
151-01 (20mW)
2003 (20mW)
151-04
900
850
800
750
700
650
151-01
3.75m @ 1.47% Ni,
0.27% Cu, 0.11% Co
2003
2m @ 2.46% Ni,
0.66% Cu, 0.18% Co
HPM08-02
7.47m @
1.59% Ni, 0.76% Cu
HPM08-01
5.47m @
2.34% Ni, 0.97% Cu
151-01
5.8m @ 1.58% Ni,
0.58% Cu, 0.12% Co
151-04
28.6m @ 0.53% Ni,
0.27% Cu, 0.04% Co
0 20 40
metres
LEGEND
Drill Hole
Manicouagan Drilling
Previous Drilling
Composited Assays
Massive to Semi-massive Sulphides
750
MANICOUAGAN MINERALS INC.
HPM Project, Quebec
SECTION 0+00E LOOKING GRID WEST
DRILL RESULTS TO DATE
August 5, 2008

70°W
69°W
68°W
67°W
52°30'N
52°N
51°30'N
SEIGNELAY
MAISON d'HIVER
(Winter House)
MOUCHALAGANE
023D
023C
023B
022O
022N
Baie-Comeau Road
Fermont to Port-Cartier Railway
389
LAC MANICOUAGAN
FORGUES
HPM
0
10
20
kilometres
N
MAP AREA
500 km
Projection: UTM Zone 19, NAD83

MANICOUAGAN MINERALS INC.

Mid-North Quebec Projects

Quebec, Canada

PROPERTY POSITION

May 2008